EXHIBIT 3.5
                               AMENDMENT TO BYLAWS
                        EFFECTIVE AS OF FEBRUARY 2, 2007

     Section 3.8 Qualifications. No person shall be qualified to be elected and to hold office as a Director if such person is determined by a majority of the Board of Directors to have acted in a manner contrary to the best interests of the Corporation, including, but not limited to, the violation of either Federal or State law, or breach of any agreement between that Director and the Corporation relating to his services as a Director, employee or agent of the Corporation. A Director need not be a shareholder.